UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Golden Enterprises, Inc.

(Name of Issuer)

Common Stock, Par Value $0.66 2/3

(Title of Class of Securities)

381010107

(CUSIP Number)

Todd M. Enright

White Winston Select Asset Funds, LLC

2150 South 1300 East

Suite 500

Salt Lake City, UT 84106

801-938-7540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 381010107	Page 2 of 10 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) White Winston Select Asset Fund GF-14, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 565,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 565,000
11.	Aggregate amount beneficially owned by each reporting person 565,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.0%
14.	Type of reporting person (see instructions) OO

13D

CUSIP No. 381010107	Page 3 of 10 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) White Winston Select Asset Funds, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 565,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 565,000
11.	Aggregate amount beneficially owned by each reporting person 565,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.0%
14.	Type of reporting person (see instructions) HC, OO

13D

CUSIP No. 381010107	Page 4 of 10 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd M. Enright
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 565,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 565,000
11.	Aggregate amount beneficially owned by each reporting person 565,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.0%
14.	Type of reporting person (see instructions) HC, OO

13D

CUSIP No. 381010107	Page 5 of 10 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Blundell
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 565,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 565,000
11.	Aggregate amount beneficially owned by each reporting person 565,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.0%
14.	Type of reporting person (see instructions) HC, OO

13D

CUSIP No. 381010107	Page 6 of 10 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald Feagan
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 565,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 565,000
11.	Aggregate amount beneficially owned by each reporting person 565,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.0%
14.	Type of reporting person (see instructions) HC, OO

13D

CUSIP No. 381010107	Page 7 of 10 Pages

Item 1. Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.66 2/3 (the “Shares”), issued by Golden Enterprises, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is One Golden Flake Drive, Birmingham, Alabama 35205.

Item 2. Identity and Background.

The persons filing this statement (together, the “Reporting Persons”) are White Winston Select Asset Fund GF-14, LLC, a limited liability company organized under the laws of the state of Delaware (the “Fund”), White Winston Select Asset Funds, LLC, a limited liability company organized under the laws of the state of Utah (the “Manager”), and Todd M. Enright, Mark Blundell and Donald Feagan, the managers of the Manager (the “Partners”). The address of the principal business and of the principal office of the Reporting Persons is 2150 South 1300 East, Suite 500, Salt Lake City, Utah 84106.

The Reporting Persons are primarily engaged in the business of investing in securities. The Manager is the sole manager of the Fund and the Partners are members and the sole managers of the Manager.

Neither of the Reporting Persons, nor any manager or executive officer of the Reporting Persons has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

The aggregate purchase price of the Shares beneficially owned by the Reporting Persons was approximately $2,578,016.44 (including commissions and premiums for options to purchase Shares). The Fund purchased the Shares using funds from working capital, which funds were originally obtained through a private offering of the Fund’s units of membership interest pursuant to Rule 506(b) of Regulation D promulgated under the Securities Act of 1933, as amended.

Item 4. Purpose of Transaction.

The Fund acquired a position in the Shares in the belief that they were undervalued. The Reporting Persons have been in discussions with members of the Issuer’s management and Board of Directors since September 2014 regarding ways to enhance shareholder value, and the possibility of representation for the Fund on the Issuer’s Board of Directors.

Since January of 2015, the Reporting Persons have been in discussions with Issuer’s management concerning entering into an agreement with Issuer pursuant to which the Fund would receive the right to nominate one person to the Issuer’s Board of Directors once the Fund owns eight percent (8%) of the Issuer’s outstanding capital stock. The Issuer’s management would recommend the election of such nominee to the Issuer’s Board of Directors and, if approved by the Board of Directors, such nominee would then be recommended to the Issuer’s Stockholders/Voting Committee for election to the Issuer’s Board. The Voting Committee has the right to vote a majority of the Issuer’s common stock and therefore exercises voting control over the Issuer. The Issuer’s management would continue to nominate eleven (11) members of the Issuer’s Board of Directors. The Manager is now in the process of negotiating with management of Issuer an agreement between the Fund and the Issuer providing for the Fund’s right to representation on the Issuer’s Board of Directors, which agreement is subject to approval of the Issuer’s Board of Directors.

In addition, the Reporting Persons may provide information on other qualified Board candidates who could be considered for Board representation based upon the Issuer’s standard policies for the election of Board members as set forth in its annual Proxy Statement.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities, if any, (collectively, “Securities”) of the Issuer or its affiliates in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transaction with respect to the Securities.

Item 5. Interest in Securities of the Issuer.

The Reporting Persons may be deemed to beneficially own, in the aggregate 565,000 Shares (including options to purchase Shares) (the “Purchased Shares”), representing approximately 5.0% of the Issuer’s outstanding capital stock based upon the 11,291,757 shares of the Issuer’s Common Stock stated to be outstanding as of March 31, 2015, in the Issuer’s Form 10-Q filing with the Securities and Exchange Commission on April 9, 2015.

13D

CUSIP No. 381010107	Page 8 of 10 Pages

The Manager, by virtue of its relationship to the Fund, and the Partners, by virtue of their relationship to the Manager, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the Purchased Shares. The Manager and the Partners disclaim beneficial ownership of the Purchased Shares for all other purposes.

The Fund has sole voting power and sole dispositive power with regard to the Purchased Shares (including Shares underlying call options). The Manager and the Partners have shared voting power and shared dispositive power with regard to the Purchased Shares.

The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
White Winston Select Asset Fund GF-14, LLC	June 10, 2015	200	$4.03
White Winston Select Asset Fund GF-14, LLC	June 11, 2015	6,000	$4.17
White Winston Select Asset Fund GF-14, LLC	June 16, 2015	6,000	$4.20
White Winston Select Asset Fund GF-14, LLC	July 29, 2015	646	$4.00
White Winston Select Asset Fund GF-14, LLC	August 5, 2015	12	$4.00
White Winston Select Asset Fund GF-14, LLC	August 5, 2015	4,476	$4.10

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

13D

CUSIP No. 381010107	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE WINSTON SELECT ASSET FUND GF-14, LLC

By: White Winston Select Asset Funds, LLC
Title: Manager

By:	/s/ Todd M. Enright
Todd M. Enright
Partner

August 7, 2015

WHITE WINSTON SELECT ASSET FUNDS, LLC

By:	/s/ Todd M. Enright
Todd M. Enright
Partner

August 7, 2015

Todd M. Enright

/s/ Todd M. Enright

August 7, 2015

Mark Blundell

/s/ Mark Blundell

August 7, 2015

Donald Feagan

/s/ Donald Feagan

August 7, 2015

Exhibit A

Joint Filing Agreement

The undersigned agree to jointly file a Schedule 13D relating to their beneficial ownership of the Common Stock, Par Value $0.66 2/3, of Golden Enterprises, Inc.

WHITE WINSTON SELECT ASSET FUND GF-14, LLC

By: White Winston Select Asset Funds, LLC
Title: Manager

By:	/s/ Todd M. Enright
Todd M. Enright
Partner

August 7, 2015

WHITE WINSTON SELECT ASSET FUNDS, LLC

By:	/s/ Todd M. Enright
Todd M. Enright
Partner

August 7, 2015

Todd M. Enright

/s/ Todd M. Enright

August 7, 2015

Mark Blundell

/s/ Mark Blundell

August 7, 2015

Donald Feagan

/s/ Donald Feagan

August 7, 2015